Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
IAA, Inc.:

We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to the IAA, Inc. 2019 Omnibus Stock and Incentive Plan and the IAA, Inc. Employee Stock Purchase Plan of our report dated March 5, 2019, with respect to the consolidated financial statements included in IAA, Inc.’s Registration Statement on Form 10/A filed with the Securities and Exchange Commission on June 13, 2019.

Our report on the consolidated financial statements dated March 5, 2019 contains an explanatory paragraph that states effective January 1, 2018, the Company has changed its method of accounting for revenue from contracts with customers due to the adoption of Financial Accounting Standards Board Accounting Standard Codification Topic 606, Revenue from Contracts with Customers.

/s/ KPMG LLP

Indianapolis, Indiana
June 28, 2019